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July 31, 2020 VIA EDGAR Katherine Bagley Lilyanna Peyser Theresa Brillant Linda Cvrkel
Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7561

Re:	Lixiang Education Holding Co., Ltd.

Draft Registration Statement on Form F-1

Submitted June 18, 2020

CIK No. 0001814067

Dear Ms. Bagley, Ms. Peyser, Ms. Brillant and Ms. Cvrkel,

This letter is being submitted by Lixiang Education Holding Co., Ltd. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated July 13, 2020 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on June 18, 2020 (the “Registration Statement”). We are submitting this letter on a confidential basis together with the revised draft of the Registration Statement (“Revised Draft Registration Statement”) which includes changes that reflect responses to the Staff’s comments. In addition to responding to the Staff’s comments, the Company has also included in this submission its unaudited interim condensed consolidated financial statements and selected financial information as of June 30, 2020 and for each of the six-month periods ended June 30, 2019 and 2020.

The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold.

Risk Factors

Risks Related to Our Business and Industry

“While we have incurred initial capital outlay to establish new campuses . . .”, page 22

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Birmingham Boston Brussels Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Moscow Munich New York Northern Virginia Paris Perth Philadelphia Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Riyadh Shanghai FTZ Ulaanbaatar Zagreb. Business Services Centers: Johannesburg Louisville. Legal Services Center: Berlin.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Sino Global Legal Alliance with offices in: Beijing Changsha Chengdu Chongqing Dalian Guangzhou Hangzhou Hong Kong Jinan Kunming Lanzhou Shanghai Shenyang Shenzhen Tianjin Wuhan Xiamen Xian and of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

T C Hill

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

L Davidson

J E M Leitch

Counsel

A D E Cobden

K K S Wong

K C W Lee

J S F Yim

J Leung

Foreign Legal

Consultants

S Tang

(New York, USA)

A Croke (NSW,

Australia)

*Notary Public

1.	In an appropriate place in your filing, please quantify the “initial capital outlay to stablish Yijing Campus—Featured Division,” if material.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Draft Registration Statement.

Risks Related to our Corporate Structure

“Our exercise of the option to acquire school sponsor’s interest . . .”, page 35

2.

We note your disclosure that you “may incur substantial cost on [y]our part to exercise the option to acquire the school sponsor’s interests in our School.” Please provide an estimate of this substantial cost, if estimable at this time.

Response:

As advised by Deheng Law Offices, the Company’s PRC legal counsel, the School provides nine-year compulsory education services (i.e., primary school and middle school education services), in which case the foreign investors are prohibited to hold equity interests in Lishui Mengxiang, the School sponsor, in accordance with the current PRC laws and regulations.

Pursuant to the Exclusive Call Option Agreement, if and when the PRC laws and regulations permit foreign investors to directly hold part or all of the equity interest of the VIEs and to engage in the restricted and prohibited business, Liandu WFOE or its designated purchaser may, at its discretion, purchase all or part of the equity interest directly and/or ultimately held by Lishui Mengxiang’s shareholders at the minimum price permitted by PRC laws and regulations, and the percentage of equity interests to be purchased by Liandu WFOE or its designated purchaser shall be no less than the maximum limit permitted by the PRC laws in relation to the equity held by foreign investors.

Such equity transfer price is not expressly provided for in the current PRC laws and regulations and it is uncertain whether it may be further regulated by future PRC laws and regulations. As a result, the estimated costs associated with the purchase of the equity interests in the VIEs cannot be ascertained at this time. Pursuant to the Exclusive Call Option Agreement, Lishui Mengxiang’s shareholders have irrevocably undertaken that if the purchase price is determined at an amount exceeding RMB0, the difference shall be compensated fully by Lishui Mengxiang’s shareholders to Liandu WFOE or its designated party.

In the event that Liandu WFOE or its designated party acquires the equity interest of Lishui Mengxiang or the School and the relevant PRC authorities determine that the purchase price for acquiring such interests is below market value, Lishui Mengxiang’s shareholders or Lishui Mengxiang, being the respective equity interest holder(s), may be required to pay taxes with reference to the market value. However, pursuant to the Exclusive Call Option Agreement, all taxes and fees associated with the equity transfer shall be paid by Lishui Mengxiang’s shareholders and/or the direct equity holders of the VIEs upon the transfer. The Company will determine the purchase target after due consideration of the said tax duties and fees before exercising the call option.

The Company has revised the disclosure on page 35 of the Revised Draft Registration Statement.

Risks Relating to Doing Business in China

“PRC regulation of loans and direct investment by offshore holding companies . . .”, page 39

3.	You disclose the following restrictions on loans to Liandu WFOE and your VIEs:

•	“loans we provide to Liandu WFOE, our wholly-owned subsidiary in China, cannot exceed statutory limits and must be registered with the SAFE or its local counterparts;”

•	“loans we provide to our VIEs, over a certain threshold, must be approved by the relevant government authorities and must also be registered with the SAFE or its local counterparts;” and

•	“capital contribution to our School must be approved by the MOE and the Ministry of Civil Affairs of the PRC or the MCA or their respective local counterparts.”

In light of the restrictions described above, please quantify the amount of loans or capital contributions you anticipate being able to make to your PRC subsidiaries or VIEs following this offering, and discuss any regulatory approvals you will be seeking specifically to allocate proceeds from this offering to your PRC subsidiaries or VIEs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 40 of the Revised Draft Registration Statement.

“The approval of the China Securities Regulatory Commission may be required . . .”, page 43

4.

You disclose that “regulatory agencies may take certain actions that could have a material adverse effect on [y]our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.” Please briefly describe these “certain actions.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Revised Draft Registration Statement.

Risks Relation to Our ADSs and This Offering

“We are a ‘Controlled Company’ within the meaning . . .”, page 51

5.

We note your disclosure that, as a result of their ownership interest in the company after the offering, Ms. Fen Ye and Mr. Wei “will have the power to appoint a majority of the board of directors.” Please enhance this risk factor to disclose that they also will have the power to control all other aspects of the company’s operations, such as whether to engage in merger activity, conduct private and public offerings, and manage the daily affairs of the company.

Response:

The Company respectfully submits that a “controlled company” is defined as a company of which more than 50% of the voting power for the election of its directors is held by a single person, entity or group under the New York Stock Exchange Listed Company Manual/Nasdaq Stock Market Rules. The disclosure on page 51 has addressed the fact that Ms. Fen Ye and Mr. Wei together will hold more than 50% of the voting power in the Company in terms of the election of directors upon closing of the offering. Accordingly, a majority of the members of the board of directors will not be independent directors and the nominating and corporate governance and compensation committees will not consist entirely of independent directors upon closing of the offering.

The Company has revised the disclosure on pages 52 and 53 of the Revised Draft Registration Statement to address the fact that Ms. Fen Ye and Mr. Wei will have the power to control the Company in all material aspects, in consideration of the following:

•

the Company’s post-offering memorandum and articles of association authorizes the board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares. The Company’s post-offering memorandum and articles also authorizes the board of directors, subject to certain conditions, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series. The board of directors may issue preferred shares without action by the Company’s shareholders to the extent authorized but unissued;

•	the Company’s post-offering memorandum and articles of association may discourage, delay or prevent a change of control of the Company or management that shareholders may consider favourable; and

•

the board of directors has all the powers necessary for managing, and for directing and supervising, the Company’s business affairs, including among others (i) declaring dividends and distributions; (ii) exercising the borrowing powers of the Company and mortgaging the property of the Company; and (iii) approving the transfer of shares in the Company, including the registration of such shares in the Company’s register of members.

Use of Proceeds, page 55

6.

You disclose that you will use a portion of proceeds for strategic acquisitions, although the target(s) are not currently known. Please provide a brief description of the types of business(es) you are seeking to acquire, and the status of any potential acquisition(s). See Item 3.C.4. of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 57 and 110 of the Revised Draft Registration Statement.

Corporate History and Structure

Corporate Structure, page 63

7.

Please revise your filing to reflect the anticipated post-offering ownership structure of the Company, including the respective ownership percentages of the controlling entities and the minority shareholders.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 65 of the Revised Draft Registration Statement.

Contractual Arrangements

Exclusive Call Option Agreement, page 64

8.

You disclose that “[t]he purchase price payable by Liandu WFOE in respect of the transfer of such school sponsor’s equity interest . . . shall be at the lowest price permitted under the PRC laws and regulations.” Please quantify the purchase price of the option under current PRC laws and regulations. Please also quantify the “the maximum percentage . . . allowed to be held by Liandu WFOE or [you]” under current PRC laws and regulations.

Response:

Please refer to the Company’s reply to Question 2 above. The Company has also revised the disclosure on pages 66 and 67 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Major Factors Affecting Our Results of Operations

Our tuition, meal and accommodation service fees, page 72

9.

You disclose that “[t]he tuition and accommodation service fees [you] charge are subject to approval by the competent government pricing authorities.” Please describe the process for applying for approval of fees, including the amount of time it generally takes for the relevant government entity to approve an increase in fees.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Revised Draft Registration Statement.

Key Components of Results of Operations

Net Revenue, page 76

10.

We note the following disclosure: “We currently charge our primary and middle school students who live on campus at Baiyun Campus RMB5,000 per school year and our primary school students who live on campus at Yijing Campus—Featured Division RMB9,000 per school year for meals. For non-boarding students, the fees charged for meals are less as only two meals are provided each day. Most of our students are boarding students. As of September 1, 2019, approximately 89.6% and 78.3% of our students at Baiyun Campus and Yijing Campus live on-campus, respectively.” Please disclose the amount, per school year, of fees charged for non-boarding students.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

11.	You disclose that “a significant portion of revenue was generated from our Baiyun Campus in 2018 and 2019.” Please quantify the portion of net revenue generated by the Baiyun Campus in 2018 and 2019.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Draft Registration Statement.

Internal Control Over Financial Reporting, page 85

12.

Your disclosure on page 86 indicates that you qualify as an emerging growth company pursuant to the JOBS Act. Please disclose in MD&A whether you intend to take advantage of the extended transition period allowed for emerging growth companies for complying with any new or revised accounting guidance as allowed by Section 107 of the JOBS Act and Section 7(a)(2)(B) of the Securities Act of 1933. Also, if you are electing to use the extended transition period as you have indicated on page 6, please revise to disclose that as a result, your financial statements may not be comparable to those of other public companies that comply with the public company effective dates for new or revised accounting standards.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 54 and 91 of the Revised Draft Registration Statement.

Industry

Overview of Zhejiang Province’s Macro Economy and Population

Population of Zhejiang Province, page 87

13.	Please define “urbanization rate.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement.

Overview of China’s Private Primary and Secondary Education Market

Introduction of China’s private primary and secondary education market, page 89

14.

Please provide support for the following statements: “With consumers’ rising preference towards private schools, more and more parents in China tend to send their children to private schools, driving the increasing enrollments in private schools and also the uprising income of education industry from tuition fees and growing private investment into the industry.” Alternatively, please qualify these statements as management’s opinions or beliefs.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 95 of the Revised Draft Registration Statement.

Market drivers of private primary and secondary education market in Zhejiang Province, page 93

15.

Please provide support for the following statements, or characterize the same as management’s opinions or beliefs: “Increasing urbanization increases the disposal incomes of rural citizens in Zhejiang Province which will, in turn, increase[] demand for education. Nevertheless, the development of public education resources is likely to continue at a relatively stable pace and will be highly concentrated in tier-1 cities. Private primary and secondary education in Zhejiang Province is expected to develop given the gap between the rapidly increasing demand for primary and secondary education and the relatively limited public primary and secondary education resources.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 of the Revised Draft Registration Statement.

Business

Our Strategies

Continue to provide competitive private education services and further promote our brand, page 101

16.

You disclose that “[you] . . . seek cooperative opportunities with leading online learning service providers which [you] believe will complement [y]our regular curricula and enable online interaction and collaboration among our students.” Please clarify whether you are currently engaged in any of these cooperative opportunities, and if so, describe the opportunity, counter-party, and terms of any agreements related to the cooperative opportunities.

Response:

The Company respectfully submits that it initiated an effort to explore cooperative opportunities with a leading online education service provider based in Hangzhou for an online and offline development model. As of the date of this letter, the potential cooperation is pre-matured and no agreement has been entered into. The Company has revised the disclosure on page 109 of the Revised Draft Registration Statement.

Pursue Strategic Alliances with Reputable Schools, page 102

17.

We note your disclosure that “[you] have been, and will continue to pursue strategic alliance with various schools and institutions, such as reputable high schools, vocational higher education schools and online learning institutions.” Please describe the schools with which you have been pursuing strategic alliances, including a description of the terms of any agreements with these schools.

Response:

The Company respectfully submits that the collaboration with Qingtian High School which expired in June 2020 was its sole cooperation with other education service providers up to the date of this letter. The Company intends to proactively seek various alliance opportunities that will complement its growth. The Company has revised the disclosure on page 109 of the Revised Draft Registration Statement.

Training Available for Teachers, page 108

18.

We note your disclosure that “[t]o facilitate the training of [y]our teachers, [you] have collaborated with Lishui University, a public university in Lishui City, to establish a program that offers a steady source of continuing education courses.” Please describe the terms of any agreements you have with Lishui University related to this training program, including fees, if any, you incur in relation to the training program.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 117 of the Revised Draft Registration Statement.

Competition, page 109

19.	Please clarify how you measure “parents satisfaction rate” and “student progression rate.”

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 115 of the Revised Draft Registration Statement.

Regulation

PRC Laws and Regulations Relating to Foreign Investment in Education

Regulations on Foreign Investment, page 111

20.

You disclose that, “[a]s of the date of this prospectus, [y]our high school education services fall within restricted industries for foreign investors, and [y]our primary and middle school which cover compulsory education fall within prohibited industries for foreign investors.” Please amend your filing to describe the risks, if any, of your services falling within restricted industries and prohibited industries for foreign investors.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 121 of the Revised Draft Registration Statement.

Regulations on Private Education in the PRC

Implementing Rules on Classification Registration of Private Schools, page 114

21.

You disclose that “[a]s of the date of this prospectus, [y]our School has not been registered as non-profit private school or for-profit private school.” Please disclose when you expect to register as either a non-profit or for-profit private school. In this regard, we note your disclosure that “existing private schools, which were established before November 7, 2016, shall finish the registration as non-profit or for-profit private schools by the end of 2022.” Please also disclose the consequences to you if you do not register by the end of 2022.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Draft Registration Statement.

PRC Laws and Regulations Relating to Labor Protection

Social Insurance Housing Fund, page 119

22.

We note your disclosure that “[t]he employers who do not pay social insurance premium in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.” We also note your disclosure that “[w]hen companies breach [Housing Fund] regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply with such order after the expiry of such period.” Please disclose whether you are currently in compliance with the social insurance and housing fund regulations discussed in your filing, and the consequences to you if you are not.

Response:

As of June 30, 2020, the Company had made social insurance and housing fund contributions for the PRC-based employees based on the relevant PRC laws and regulations and practical measures. The Company has obtained confirmation letters issued by the competent social security department and the housing provident fund administration center for the entities which are required to make social insurance and housing fund contributions in the PRC, confirming that there is no shortfall of their social insurance payments and these entities have not been subject to any administrative penalty for the payments of housing provident fund during the past three years.

The Company has revised the disclosure on page 129 of the Revised Draft Registration Statement.

Description of Share Capital

History of Securities Issuance, page 144

23.	Please disclose the consideration for each transaction described in this section. Refer to Item 7 of Form F-1 and Item 701(c) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 154 and 155 of the Revised Draft Registration Statement.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Theodore Deng, partner at PricewaterhouseCoopers Zhong Tian LLP (“PwC”), by telephone at (86) 21 2323 2567 or via email at theodore.deng@cn.pwc.com. PwC is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang

Stephanie Tang

CC:

Biao Wei, director and chief executive officer, Lixiang Education Holding Co., Ltd.

Theodore Deng, Partner, PricewaterhouseCoopers Zhong Tian LLP

Galleon Lin, Partner, PricewaterhouseCoopers Zhong Tian LLP

Dan Ouyang, Esq., Partner, Wilson Sonsini Goodrich & Rosati, Professional Corporation